                                                                    Exhibit 12.1



                     Duquesne Light Company and Subsidiary

               Calculation of Ratio of Earnings to Fixed Charges
                             (Thousands of Dollars)



                                                                                                Year Ended December 31,
                                                             Six Months Ended                   -----------------------
                                                              June 30, 1999      1998       1997       1996       1995       1994
                                                             ----------------  --------   --------   --------   --------   --------
FIXED CHARGES:
  Interest on long-term debt                                     $ 36,551      $ 75,810   $ 81,592   $ 82,505   $ 89,139   $ 94,646
  Other interest                                                      656         1,290        752      1,632      2,599      1,095
  Monthly Income Preferred Securities dividend requirements         6,281        12,562     12,562      7,921          -          -
  Amortization of debt discount, premium and expense - net          1,298         5,266      5,828      5,973      6,252      6,381
  Portion of lease payments representing an interest factor        23,677        44,146     44,208     44,357     44,386     44,839
                                                                 --------      --------   --------   --------   --------   --------
        Total Fixed Charges                                      $ 68,463      $139,074   $144,942   $142,388   $142,376   $146,961
                                                                 --------      --------   --------   --------   --------   --------
EARNINGS:
  Income from continuing operations                              $ 64,444      $148,548   $141,820   $149,860   $151,070   $147,449
  Income taxes                                                     41,624*       74,912*    73,838*    83,008*    92,894*    84,191*

  Fixed charges as above                                           68,463       139,074    144,943    142,388    142,376    146,961
                                                                 --------      --------   --------   --------   --------   --------
        Total Earnings                                           $174,531      $362,534   $360,601   $375,256   $386,340   $378,601
                                                                 --------      --------   --------   --------   --------   --------
RATIO OF EARNINGS TO FIXED CHARGES                                   2.55          2.61       2.49       2.64       2.71       2.58
                                                                 ========      ========   ========   ========   ========   ========

     Duquesne's share of the fixed charges of an unaffiliated coal supplier, which amounted to approximately $1.2 million for the six months ended June 30, 1999, has been excluded from the ratio.

*Earnings related to income taxes reflect a $2.0 million decrease for the six months ended June 30, 1999, and a $12 million, $17 million, $12 million, $13.5 million and $13.5 million decrease for the twelve months ended December 31, 1998, 1997, 1996, 1995 and 1994, respectively, due to a financial statement reclassification related to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The ratio of earnings to fixed charges, absent this reclassification, equals 2.58 for the six months ended June 30, 1999, and 2.69, 2.61, 2.72, 2.81 and 2.67 for the twelve months ended December 31, 1998, 1997, 1996, 1995 and 1994, respectively.